FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Supports Bluetooth Smart Ready to Drive M2M Application Development Unity 4.2 Pro and Free version now fully support BlackBerry 10	2. 2.

Document 1

  NEWS RELEASE
July 22, 2013

FOR IMMEDIATE RELEASE
BlackBerry Supports Bluetooth Smart Ready to Drive M2M Application Development

Opportunities for developers expand on secure BlackBerry 10 platform

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) and the Bluetooth SIG today jointly announced native support in BlackBerry® 10 for Bluetooth® Smart Ready, a key enabler of seamless connectivity between Bluetooth Smart devices. Tightly integrated into the BlackBerry 10 platform, developers can now easily incorporate Bluetooth Smart functionality into their BlackBerry 10 applications.

“The new BlackBerry 10 smartphones are Bluetooth Smart Ready enabling developers to create apps and interfaces for new mobile experiences,” said Suke Jawanda, Chief Marketing Officer of the Bluetooth Special Interest Group. “With a strong heritage in security and a deep reputation for hands-on developer support, BlackBerry is well-positioned to help showcase the innovation that Bluetooth can enable.”

BlackBerry 10 applications can be written to leverage the wide range of Bluetooth Smart devices currently on the market. BlackBerry 10 apps with Bluetooth functionality are creating new opportunities for developers to deliver innovative user experiences in sectors such as fitness, healthcare and automotive. For example, applications can track a cyclist’s performance on their BlackBerry 10 smartphone using speed and cadence sensors on their bikes, fitness enthusiasts can capture heart rate data from training sessions to compare performance and sensors can even help drivers locate a lost set of keys.

BlackBerry provides a broad range of support for various Bluetooth profiles in BlackBerry 10, with a highly secure and robust set of APIs (Application Programming Interface) in the Native Development Kit (NDK). BlackBerry 10 implements AES-CCM cryptography and privacy features to ensure a customer’s data is kept safe and secure while their smartphone is polling or connected to a Bluetooth Smart device. This is in accordance with the BlackBerry 10 platform’s strict standards for security as well as being in compliance with Bluetooth SIG defined requirements for Bluetooth Smart and Smart Ready devices. Bluetooth Smart enables devices to communicate with one another through short, highly efficient data transfers, with low power requirements that help preserve the battery life of both the smartphone and the Bluetooth Smart device. Leveraging the Bluetooth 4.0 specification and GATT-based architecture, Bluetooth Smart Ready devices can link seamlessly with BlackBerry 10 smartphones. This offers developers a framework to create graphical user interfaces for a wide range of data-gathering sensors.

“Interconnectivity opens up an exciting, new world for app developers,” said Alec Saunders, Vice President of Developer Relations & Ecosystems at BlackBerry. “When devices are able to speak to each other, the possibilities become vast. Bluetooth Smart support on BlackBerry10 allows developers to create mobile computing apps for consumers and in vertical markets that integrate seamlessly and securely with the myriad of Bluetooth devices.”

Resources

Developers can begin creating applications and exploring new and interesting use cases for Bluetooth Low Energy by using the development tools available within the BlackBerry 10 NDK at: http://developer.blackberry.com.

The BlackBerry team has compiled a range of informative videos and blog posts, along with a collection of applications with full source codes to help developers get started with Bluetooth integration on BlackBerry 10. For further details, please see: http://supportforums.blackberry.com/t5/Native-Development/BlackBerry-10-Bluetooth-LE-resource-index/ta-p/2326147. For a recent video which shows how to write a BlackBerry 10 application that captures cycling performance data, please visit: http://youtu.be/KpoMm9rIvsk.

About Bluetooth® Wireless Technology

Bluetooth wireless technology is the global wireless standard enabling simple, secure connectivity for an expanding range of devices and serves as the backbone of the connected world. Bluetooth Smart Ready and Bluetooth Smart branded devices, through an updatable platform and low power consumption, create new application opportunities for the mobile phone, consumer electronics, PC, automotive, health & fitness and smart home industries. With over two billion devices shipping annually, Bluetooth is the wireless technology of choice for developers, product manufacturers, and consumers worldwide. Backed by industry leading companies, the Bluetooth SIG empowers over 19,000 member companies to collaborate, innovate and guide Bluetooth wireless technology. For more information please visit www.bluetooth.com.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

###

Bluetooth SIG Media Contact:
Americas
Blair Poloskey
INK Public Relations
+1 (512) 382-8983
blair@ink-pr.com

BlackBerry Media Relations:
Veronica Orzechowski
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

  NEWS RELEASE
July 22, 2013

FOR IMMEDIATE RELEASE
Unity 4.2 Pro and Free version now fully support BlackBerry 10

Waterloo, ON – BlackBerry(R) (NASDAQ:BBRY)(TSX:BB) today announced that with the release of the Unity 4.2 update, Unity's more than 2 million strong developer community is now able to use the free and Pro BlackBerry(R) 10 add-ons for Unity to publish their games for the BlackBerry 10 platform.

To further foster the development of high-quality games for BlackBerry 10, BlackBerry and Unity Technologies have teamed up to offer a number of select Unity Pro License holders a free copy of the BlackBerry Pro add-on license until November 20, 2013, if they submit a game developed with Unity to the BlackBerry(R) World(TM) storefront. Additionally, BlackBerry will provide these developers with a free BlackBerry(R) Z10 smartphone.(i)

"BlackBerry 10 is a great platform for gaming, giving customers an immersive experience that's fast, fluid and responsive," said Alec Saunders, Vice President of Developer Relations and Ecosystems at BlackBerry. "Unity developers can now deliver that same immersive experience to their customers with BlackBerry 10. The new add-on makes it very easy for Unity developers to create rich and visually stunning games for the powerful new BlackBerry 10 platform, and we encourage developers to take advantage of the limited time offer and see what BlackBerry 10 can do with their games."

"We want to open paths for our incredibly talented community of developers to find success on the most exciting mobile technology and ecosystems," said Tony Garcia, Executive Vice President at Unity Technologies. "BlackBerry 10 provides an excellent opportunity for all of our developers to connect with an incredible user-base hungry for high-quality BlackBerry 10 games."

Developers can visit http://unity3d.com/unity/download/ today to download Unity 4.2 which includes the BlackBerry deployment add-on.

(i)800 Unity licenses and BlackBerry Z10 smartphones available. Term and Conditions apply. Visit https://unity3d.com/contest/blackberry/terms for complete offer details.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

###

BlackBerry Media Relations:
Samantha Lowe
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 22, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO